Filed Pursuant to Rule 425

Filing Person: SL Green Realty Corp.

Subject Company: Reckson Associates Realty Corp.

Commission File Number: 1-13762

November 14, 2006

Dear Fellow Reckson Shareholders:

On behalf of the independent members of the Reckson Board of Directors and as fellow shareholders, we are writing to you about the upcoming November 22nd shareholder vote regarding the acquisition of the Company by SL Green Realty Corp. As you know, under the proposed transaction, you will receive $31.68 per share in cash, an adjusted prorated dividend, and 0.10387 of a share of SL Green for each share of Reckson stock you own — a combined value of $44.44 per share based on SL Green’s closing price on November 13, 2006.  This price represents a 16.3% premium to the average price of Reckson’s common stock over the twelve month period prior to the announcement of the merger.  Upon closing, Reckson shareholders will own over 15% of SL Green, the industry’s best performing office REIT over the past three years. We firmly believe that this transaction creates superior value for Reckson shareholders — and urge you to support it.

We are also pleased that Institutional Shareholder Services (ISS), Glass, Lewis & Co. and Proxy Governance, Inc. — three of the nation’s leading independent shareholder voting advisory services that provide voting advice to hundreds of institutional investors, mutual and pension funds, money managers and other fiduciaries — have independently and separately analyzed the transaction and have recommended that Reckson shareholders vote “FOR” it.

Since its reorganization three years ago, Reckson has outperformed for its shareholders under management’s leadership.  Reckson has been a top performing U.S. office REIT, with total returns of 131% since the reorganization.  However, earlier this year, we began to see signs that it would become more difficult to continue growing and producing the level of returns that you have come to expect.  Property valuations have risen significantly, which we believe would impact our ability to continue to deliver superior earnings growth.

Working with our investment bankers, Goldman Sachs and Citigroup, we analyzed a number of potential alternatives and determined that the best option was to pursue a sale of the entire Company, especially in light of the currently strong M&A environment for REITs.  We also considered whether it would be desirable to sell the Company and its property portfolio in separate parts, or to sell our Manhattan properties and retain our suburban assets.  However, we determined that these latter options would result in significant tax inefficiencies and transaction costs, as well as increased execution risk, compared to the sale of the entire Company.

At the Board’s instruction, our bankers reached out to the most likely buyers in the industry to acquire the entire Company.  Ten potential buyers indicated interest, six of whom provided initial price indications.  Of those six, two made bids consisting of a combination of stock and cash with an indicative value of $42.50 per share, SL Green’s bid consisting of approximately 73% cash and the other bidder’s bid of only 27% cash, while others gave indications of interest around the $40.00 per share level.  This tight grouping of price indications gave us a very good sense of the Company’s private market value, and we went back to our higher bidders seeking the best price available.  SL Green indicated that it would be willing to pay more than it had initially bid if an alternative solution could be found for the suburban properties, and determined independently that the best and the only feasible buyer of that suburban portfolio under the circumstances was an investment group comprised of Marathon Asset Management and members of Reckson’s

Reckson Associates Realty Corp. • 625 Reckson Plaza • Uniondale, New York 11556 • 516.506.6000 • www.reckson.com executive management team.  A separate auction for the non-core suburban properties was unacceptable to SL Green due to the timing and financing constraints of the Merger negotiations.  Accordingly, SL Green proceeded to negotiate a sales price with that group which enabled it to raise its bid for the entire company.  SL Green’s decision to sell certain assets to that specific group was not — and is not — a condition of closing of the merger agreement between Reckson and SL Green.  SL Green had full incentive to maximize the value it could obtain in the sale of these assets in order to receive the highest consideration possible and negotiated with the group aggressively both on the price and other key terms in separate, arm’s-length negotiations.

We received an opinion from Goldman Sachs with respect to the fairness from a financial point of view of the consideration to be received by Reckson shareholders in SL Green’s acquisition of Reckson.  We also received an opinion from Greenhill with respect to the fairness from a financial point of view of the consideration to be paid by the Asset Purchasing Venture in connection with the sale of the non-core suburban properties.

We are hopeful that you will carefully consider the merits of the merger.  We are confident that if you do, you will share our view that the merger represents a very attractive transaction for our shareholders.  We strongly urge you to join us in voting in favor of the merger.

To ensure that your shares are represented at the meeting, we would appreciate your voting promptly—by telephone, via the Internet, or by signing and returning the enclosed proxy card in the enclosed postage-paid envelope.

We look forward to your support at the upcoming shareholder meeting.

Very truly yours,

Peter Quick	Douglas Crocker II
Lead Independent Director	Independent Director

Important Information and Where to Find It

We have attached to this letter information about the pending litigation relating to the merger and additional information provided in response to a plaintiff’s claims.

Reckson and SL Green have filed a definitive proxy statement/prospectus as part of a registration statement regarding the proposed transaction with the Securities and Exchange Commission (SEC) on October 19, 2006.  Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about SL Green and Reckson and the proposed transaction.  Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by SL Green and Reckson with the SEC at the SEC’s website at www.sec.gov.  The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from SL Green or Reckson by directing such request to: SL Green, 420 Lexington Avenue, New York, NY 10170, Attention: Investor Relations, or Reckson, 625 Reckson Plaza, Uniondale, NY 11556, Attention: Investor Relations.  Investors and security holders are urged to read the proxy statement, prospectus and other relevant material before making any voting or investment decisions with respect to the merger.

TIME IS SHORT — PLEASE VOTE TODAY!

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-888-750-5834.

SUPPLEMENTAL DISCLOSURE

As previously disclosed, several lawsuits have been filed against Reckson, its directors, SL Green, and certain Reckson officers and other members of the buying group in connection with the proposed merger. For a summary of these actions, please see Reckson’s proxy statement and Quarterly Report on Form 10-Q for the period ending September 30, 2006 which is available in the manner described in the Reckson Proxy Statement under “WHERE YOU CAN FIND MORE INFORMATION”.

On or about November 2, 2006, Pauline Phillips, the plaintiff in one of the actions, filed an amended complaint in one of the actions in New York state court.  On November 3, 2006, Phillips moved for a preliminary injunction, seeking, among other things, to block the proposed Merger and the shareholder vote thereon.  That motion was made returnable on November 16, 2006.

On November 6, 2006, the defendants removed the Phillips action to the United States District Court for the Eastern District of New York.  On November 8, 2006, the plaintiff moved to remand the Phillips action to the New York state court; that motion is currently pending.

The amended complaint in the Phillips action contends that the Proxy Statement sent to shareholders in connection with the special meeting relating to the Merger is incomplete and misleading in certain material respects, that the management group is acquiring the suburban assets at a bargain price, and that the sales process was not designed to maximize value for Reckson’s shareholders.  All of the defendants contest these claims.  Nevertheless, Reckson has elected to make the following supplemental disclosures in an effort to provide you with additional information as you consider your vote.

Reckson notes that the presentations made by the outside advisors to the Affiliate Transaction Committee of Reckson’s Board of Directors address the issues of valuation and fairness of pricing, and were made publicly available by Reckson as exhibits to its SEC Schedule 13E-3 filed on September 18, 2006.  This disclosure is in response to the Phillips allegation that certain information concerning the value of the assets being acquired by SL Green, and the fairness of the price being paid for them, is not included in the Proxy Statement.

Reckson notes that Reckson filed a Form 8-K with the SEC on November 3, 2006, and that SL Green filed a Form 8-K with the SEC on October 24, 2006, which respectively disclosed their most recent third quarter financial results.  In addition, Reckson also notes that the Proxy Statement included projected Funds From Operations (both in aggregate and per share amounts) for 2006 and 2007.  This disclosure is in response to the Phillips allegation that the Proxy Statement is deficient in that it includes only historical financial results for Reckson and SL Green through the second quarter of 2006.

The nature and extent of the services performed by Goldman Sachs for Reckson and SL Green is disclosed in the Proxy Statement at pages 65-66.  In connection with the underwriting of the offering of 6.00% Senior Notes due 2016 in March 2006, there was an underwriting spread of $1,787,500; Reckson does not know how much of that underwriting spread went to Goldman.  SL Green paid Goldman a $300,000 origination fee in connection with a mezzanine financing (aggregate principal amount $30,000,000) for a mortgage financing of 1515 Broadway in September 2003; no fees were paid for the other two loans apart from loan interest payments.    This disclosure is in response to the Phillips allegation that the Proxy Statement should contain disclosure concerning the nature and extent of, and compensation paid for, for past services performed by Goldman Sachs for Reckson and SL Green.

Ron Bernstein, who has been a Managing Director of Marathon since June 2004, previously worked in the Merchant Banking Department/Whitehall Street Real Estate Investment Funds at Goldman Sachs from approximately April 1995 through June 2004, where he was responsible for sourcing and executing private equity real estate investments for such Funds.  This disclosure is in response to the Phillips allegation that information about Mr. Bernstein of Marathon should be disclosed.

The Proxy Statement disclosed (at p. 48) that an officer of Marathon was formerly an executive officer and director of Reckson and was generally familiar with Reckson.  That was a reference to Mr. Jon Halpern.  Mr. Halpern, a Managing Director of the Marathon Real Estate Opportunity Fund, had a prior relationship with Reckson.  Mr. Halpern was an Executive Vice President at Reckson between 1996 and 1999 and was a director of Reckson from 1997 to 1998.  Halpern Enterprises, a full service commercial real estate company, previously owned certain of the assets to be acquired by the consortium that includes Marathon and certain members of Reckson’s management group, having sold them to Reckson in 1996.  Specifically, on February 22, 1996, Reckson purchased the following properties from Mr. Halpern and affiliated entities:

505 White Plains Road

560 White Plains Road

580 White Plains Road

235 Main Street

245 Main Street

2 Church Street

In addition, on April 8, 1996, Reckson purchased the following properties from Mr. Halpern and affiliated entities:

60% interest in 520 White Plains Road

660 White Plains Road

On June 20, 2005, Reckson acquired Mr. Halpern’s remaining 40% interest in 520 White Plains Road. Mr. Halpern is currently the record holder of 40,817 units of Reckson Operating Partnership, L.P. This disclosure is in response to the Phillips allegation that information about Mr. Halpern of Marathon should be disclosed.

Reckson notes that at the Board’s instruction, Reckson’s bankers reached out to the parties they considered to be the most likely buyers to acquire the entire Company. Ten potential buyers indicated interest, six of whom provided initial price indications. Of those six, SL Green and another company made bids consisting of a combination of stock and cash with an indicative value of $42.50 per share, SL Green’s bid consisting of approximately 73% cash and the other bidder’s bid of only 27% cash, while others gave indications of interest around the $40.00 level. Reckson thereafter went back to the two high bidders seeking the best price available.

SL Green indicated that it would be willing to pay more for Reckson than it had initially bid if an alternative solution could be found for the non-core suburban properties, and SL Green determined independently that the best and the only feasible buyer of that suburban portfolio under the circumstances was the Asset Purchasing Venture, an investment group comprised of Marathon Asset Management and members of Reckson’s senior management team. A separate auction for the non-core suburban properties was unacceptable to SL Green due to the timing and financing constraints of the Merger negotiations. Accordingly, SL Green proceeded to negotiate a sales price with that Venture, which enabled SL Green to raise its bid for the entire company to an indicative value of $43.50 per share.  SL Green’s decision to sell certain assets to the Asset Purchasing Venture was not and is not a condition of closing of the merger between Reckson and SL Green. SL Green had full incentive to maximize the value it could obtain in the sale of these assets in order to receive the highest consideration possible and negotiated with the Asset Purchasing Venture aggressively both on the price and other key terms in separate, arm’s-length negotiations.

When it became clear that SL Green intended to sell certain assets to the Asset Purchasing Venture, Reckson’s independent directors instructed Goldman Sachs to (1) contact the other bidders that were part of the sale process to see if they would be willing to top SL Green’s bid for Reckson, given that a solution for the non-core suburban properties was now available; and (2) contact all other bidders that were part of the sale process, as well as other potential bidders identified by Goldman Sachs, to determine whether if they had any interest in acquiring such non-core properties at a higher price than the price being offered by the Asset Purchasing Venture.  Reckson’s advisors received two expressions of interest to acquire the non-core suburban properties, both of which were at prices significantly lower than the price being paid by the Asset Purchasing Venture.  No potential buyer

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submitted a higher bid for Reckson or for such non-core properties during or after those negotiations.  These disclosures are in response to the Phillips contention that a different group of buyers might have emerged if different criteria had been used for identifying potential bidders for Reckson or the non-core suburban properties.

Additionally, the Affiliate Transaction Committee (a committee comprised of the independent directors of Reckson) received a fairness opinion from Goldman Sachs as to the consideration to be received by Reckson shareholders in SL Green’s acquisition of Reckson. The Affiliate Transaction Committee also received an opinion from Greenhill confirming the fairness from a financial point of view of the consideration to be paid by the Asset Purchasing Venture in connection with the sale of the non-core suburban properties. The disclosures in the preceding paragraphs are in response to the Phillips allegations that the Proxy Statement should disclose the efforts made by Goldman Sachs to maximize the value to Reckson shareholders from the assets being sold by SL Green to the consortium that includes Marathon and certain members of Reckson’s management group.

SL Green has never indicated to Reckson that it would pay any amount in excess of the price proposed and described in the Proxy Statement:  $31.68 in cash, an amount in cash equal to an adjusted prorated dividend and 0.10387 of an SL Green share for each Reckson share. Because the value of that combination of cash and SL Green stock varies with SL Green’s stock price, it was worth $43.13 at the time the proposed transaction was announced on August 3, 2006 (excluding the adjusted prorated dividend), and $44.44 at the closing of the markets on November 13, 2006 (excluding the adjusted prorated dividend). This disclosure is in response to the Phillips allegations that the Proxy Statement fails to disclose that SL Green is paying less than it had previously indicated that it would be willing to pay for Reckson.

Reckson has been advised that the Asset Purchasing Venture plans to own, operate, develop or redevelop certain of the assets proposed to be acquired by it, both in partnership with institutional partners and through the creation of a real estate fund or series of funds. As disclosed in the Proxy Statement (p. 75), the Asset Purchasing Venture also plans to dispose of certain of the assets proposed to be acquired by it that are inconsistent with the Venture’s business objectives. This disclosure is in response to the Phillips allegations that the Proxy Statement should disclose plans of the Asset Purchasing Venture for assets they propose to acquire from SL Green.

Reckson has a memorandum of understanding with the County of Nassau selecting a joint venture in which Reckson is a participant to become a designated developer of the Nassau Coliseum and Nassau County Hub site.  There is no binding definitive documentation, nor is there any assurance that there will be such definitive documentation in the future. There are significant governmental and rezoning approvals that would need to be obtained prior to any such development. There are no assurances that such approvals will be obtained.  The long term development strategy for these properties, if achieved, would be to develop a mixed-use development on the site which would serve as a foundation for the “hub” of Nassau County.  This disclosure is in response to the Phillips allegation that Reckson recently acquired rights to co-develop the Nassau Coliseum and the Nassau County Hub.

Reckson’s management prepared and furnished to Goldman Sachs the 3-year and 5-year financial projections that were used by Goldman Sachs in rendering its fairness opinion. Those projections are included in the Board presentations that were made publicly available by Reckson as exhibits to its SEC Schedule 13E-3 filed on September 18, 2006. This disclosure is in response to the Phillips allegations that disclosure should be made as to the management estimates, financial analyses, forecasts, budgets and/or projections that Reckson and its advisors received from SL Green and Reckson.

Reckson Australia Management Limited, as responsible entity of Reckson New York Property Trust, publicly disclosed the existence and contents of appraisals of nine properties prepared by CB Richard Ellis Group, Inc. in 2006 in a company announcement dated August 11, 2006, which can be found at www.recksonnypt.com.au/1st_half_nypt_earnings.pdf.  Those appraisals were not included in the data room made available to the potential bidders who signed confidentiality agreements. Appraisals

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of those nine properties performed by CB Richard Ellis in 2005 which indicated lower values were included in that data room. The 2006 appraisals were approximately 7.5% higher than the 2005 appraisals. The difference between the two sets of appraisals that was attributable to Reckson’s interest was $5 million.  This disclosure is in response to the Phillips allegation that Reckson failed to disclose in the Proxy Statement the existence and content of appraisals of certain of Reckson’s assets prepared by CB Richard Ellis Group, Inc. in 2006.

Material information relating to the financial analysis performed by Goldman Sachs and Greenhill is contained in the Proxy Statement at pages 61 through 74. The identities of the comparable companies used by Goldman Sachs in its comparable companies FFO multiple analysis are disclosed in the Board presentations that were made publicly available by Reckson as exhibits to its SEC Schedule 13E-3 filed on September 18, 2006. The criteria used by Goldman Sachs to select the comparable companies include principally size, type of market, leverage, asset type and quality, and geographic location. The data for calculating the terminal values used by Goldman Sachs in its discounted cash flows analysis are also disclosed in the publicly-filed Board presentations. The basis for Goldman Sachs’ selection of the terminal values was its determination of the cash flows for the periods beyond the last projected period based upon the historical and projected cash flows of Reckson and other comparable companies. This disclosure is in response to the Phillips allegations that the Proxy Statement does not adequately describe the financial analyses performed by Goldman Sachs and Greenhill in reaching the conclusions rendered in their respective fairness opinions.

Citigroup is one of a number of potential lenders to the Asset Purchasing Venture.  The Venture’s discussions with Citigroup concerning potential financing began in or around mid-July 2006. No agreement has been reached. This disclosure is in response to the Phillips allegations that the Proxy Statement should disclose when Citigroup was approached and agreed to provide financing in connection with the Asset Purchasing Venture’s purchase of the non-core suburban properties from SL Green.

Important Information and Where to Find It

Reckson and SL Green have filed a definitive proxy statement/prospectus as part of a registration statement regarding the proposed transaction with the Securities and Exchange Commission (SEC) on October 19, 2006. Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about SL Green and Reckson and the proposed transaction.  Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by SL Green and Reckson with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from SL Green or Reckson by directing such request to: SL Green, 420 Lexington Avenue, New York, NY 10170, Attention: Investor Relations, or Reckson, 625 Reckson Plaza, Uniondale, NY 11556, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material before making any voting or investment decisions with respect to the merger.

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RECKSON ASSOCIATES REALTY CORP.
625 Reckson Plaza
Uniondale, New York 11556
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 22, 2006

The undersigned hereby constitutes and appoints Peter Quick and Ronald Menaker or each of them, as Proxies of the undersigned, with full power of substitution in each of them, to represent the undersigned and to vote all shares of Common Stock, par value $0.01 per share, of Reckson Associates Realty Corp., a Maryland corporation (“Reckson”), held of record by the undersigned as of the close of business on October 13, 2006, on behalf of the undersigned at the Special Meeting of Stockholders to be held at 1350 Avenue of the Americas, New York, New York, on November 22, 2006, at 10:30 a.m. local time, and at any and all adjournments and postponements thereof, upon the matters described in the accompanying Notice of Special Meeting of Stockholders and Proxy Statement, subject to any direction indicated on this card, and upon any other business that may properly come before the meeting or any postponement or adjournment thereof, hereby revoking any proxy heretofore executed by the undersigned to vote at said meeting.

This proxy is being solicited by the Board of Directors of Reckson. WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND FOR PROPOSAL 2. In their discretion, the Proxies are each authorized to vote upon such other business as may properly come before the Special Meeting and any adjournments or postponements thereof. A stockholder wishing to vote in accordance with the Board of Directors’ recommendations need only sign and date this proxy and return it in the enclosed envelope.

■	Please vote and sign on other side and return promptly in the enclosed envelope.	■

SPECIAL MEETING OF STOCKHOLDERS OF

RECKSON ASSOCIATES REALTY CORP.

November 22, 2006

PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy card in the
envelope provided as soon as possible.
- OR -
TELEPHONE - Call toll-free 1-800-PROXIES	COMPANY NUMBER
(1-800-776-9437) from any touch-tone telephone
and follow the instructions. Have your proxy card	ACCOUNT NUMBER
available when you call.
- OR -
INTERNET - Access “www.voteproxy.com” and
follow the on-screen instructions. Have your proxy
card available when you access the web page.

You may enter your voting instructions at 1-800-PROXIES or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.
↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓
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PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

					FOR	AGAINST	ABSTAIN
1.

To approve the merger of Reckson Associates Realty Corp. with and into Wyoming Acquisition Corp., a Maryland corporation and subsidiary of SL Green Realty Corp., a Maryland corporation, and to approve and adopt the other transactions contemplated by the Agreement and Plan of Merger, dated as of August 3, 2006, by and among SL Green Realty Corp., Wyoming Acquisition Corp., Wyoming Acquisition GP LLC, Wyoming Acquisition Partnership LP, Reckson Associates Realty Corp. and Reckson Operating Partnership, L.P. (including the asset sale provisions).

					☐	☐	☐

			2.	To approve an adjournment of the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger.	☐	☐	☐

Please sign and date below and return in enclosed envelope promptly. The  undersigned hereby acknowledges receipt of the accompanying Notice of  Special Meeting of Stockholders and Proxy Statement and hereby revokes any proxy or proxies heretofore given with respect to the matters set forth above.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Stockholder	Date:			Signature of Stockholder		Date:
Note: ■

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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